






Supplemental Information
September 30, 2012

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
Phone: (615) 890-9100
Fax: (615) 225-3030
www.nhireit.com
Email: investor_relations@nhireit.com

Table of Contents

CORPORATE

DISCLAIMER

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may", "will", "believes", anticipates", "expects", "intends", "estimates", "plans", and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2011:

• We depend on the operating success of our customers (facility operators) for collection of our revenues during this time of uncertain economic conditions in the U.S.;

• We are exposed to the risk that our tenants and borrowers may become subject to bankruptcy or insolvency proceedings;

• We are exposed to risks related to governmental regulations and payors, principally Medicare and Medicaid, and the effect that lower reimbursement rates will have on our tenants' and borrowers' business;

• We are exposed to the risk that the cash flows of our tenants and borrowers will be adversely affected by increased liability claims and general and professional liability insurance costs;

• We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

• We are exposed to the risk that we may not be indemnified by our lessees and borrowers against future litigation;

• We depend on the success of future acquisitions and investments;

• We depend on the ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

• We may need to incur more debt in the future, which may not be available on terms acceptable to the Company;

• We are exposed to the risk that the illiquidity of real estate investments could impede our ability to respond to adverse changes in the performance of our properties;

• We are exposed to risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision-making authority and our reliance on our joint venture partners' financial condition;

• We depend on revenues derived mainly from fixed rate investments in real estate assets, while our debt capital used to finance those investments is primarily available at variable rates. This circumstance creates interest rate risk to the Company.

• We are exposed to the risk that our assets may be subject to impairment charges;

• We depend on the ability to continue to qualify as a real estate investment trust;

• We have ownership limits in our charter with respect to our common stock and other classes of capital stock;

• We are subject to certain provisions of Maryland law and our charter and bylaws that could hinder, delay or prevent a change in control transaction, even if the transaction involves a premium price for our common stock or our stockholders believe such transaction to be otherwise in their best interests.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

COMPANY PROFILE

ANALYST COVERAGE

Stifel Nicolaus & Company, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC
JMP Securities, LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
KeyBanc Capital Markets, Inc.
Sidoti & Company, LLC

INVESTOR RELATIONS CONTACT

Roger R. Hopkins, CPA
rhopkins@nhireit.com
(615) 890-9100 ext. 108

SENIOR MANAGEMENT

J. Justin Hutchens
Chief Executive Officer and President

Roger R. Hopkins, CPA
Chief Accounting Officer

Kristin S. Gaines
Chief Credit Officer

BOARD OF DIRECTORS

W. Andrew Adams
Venture Capital Investments

Robert A. McCabe, Jr.
Pinnacle Financial Partners

Ted H. Welch
Ted Welch Investments

J. Justin Hutchens
National Health Investors, Inc.

Robert T. Webb
Webb's Refreshments, Inc.

NATIONAL HEALTH INVESTORS, INC., a Maryland corporation incorporated in 1991, is a real estate investment trust ("REIT") which invests in income-producing health care properties primarily in the long-term care and senior housing industries. Our mission is to invest in health care real estate which generates current income that will be distributed to stockholders. We have pursued this mission by investing in leased properties and mortgage loans nationwide. These investments include skilled nursing facilities, assisted living facilities, medical office buildings, independent living facilities, senior living campuses and hospitals. We have funded these investments in the past through three sources of capital: (1) current cash flow, including principal prepayments from our borrowers, (2) the sale of equity securities, and (3) debt offerings, including bank lines of credit, the issuance of convertible debt instruments, and the issuance of ordinary debt.

Investor Snapshot as of September 30, 2012

Exchange:	NYSE	**52 week Low/High:**	$40.56 $54.36	**Market Capitalization:**	$1.43 billion
Symbol:	NHI	**Dividend/Yield:**	$2.68 5.21%		
Closing Price:	$51.44	**Shares Outstanding:**	27,830,311		

Revenue Snapshot as of September 30, 2012



LONG-TERM GROWTH



Value of $10,000 invested at inception on October 17, 1991; assumes dividend reinvestment

VALUE CREATION

Total Annual Return

	NHI	S&P 500	NAREIT
1 year	29.28%	30.11%	34.15%
5 years	18.94%	1.05%	2.50%
10 years	21.49%	8.00%	10.82%
15 years	10.53%	4.69%	8.17%
Since inception*	13.35%	8.62%	10.76%

S&P 500 - Standard & Poor's index of 500 large-cap common stocks

NAREIT - FTSE NAREIT US Real Estate Index Series of all publicly traded REITs

*since inception of NHI in Oct. '91

DIVIDEND HISTORY



The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the Internal Revenue Code and differs from net income for financial statement purposes determined in accordance with US GAAP.

FINANCIAL

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	September 30, 2012	December 31, 2011
Assets:		
Real estate properties:		
Land	$ 62,693	$ 49,114
Buildings and improvements	625,361	487,396
Construction in progress	718	4,983
	688,772	541,493
Less accumulated depreciation	(169,293)	(146,698)
Real estate properties, net	519,479	394,795
Mortgage and other notes receivable, net	79,325	78,672
Investment in preferred stock, at cost	38,132	38,132
Cash and cash equivalents	4,410	15,886
Marketable securities	11,806	11,364
Accounts receivable, net		
Straight-line rent receivable	11,030	8,706
Deferred costs and other assets	11,091	2,627
Assets held for sale, net	—	29,381
Total Assets	$ 675,273	$ 579,563
Liabilities and Stockholders' Equity:		
Debt	$ 194,250	$ 97,300
Real estate purchase liabilities	6,478	9,478
Accounts payable and accrued expenses	4,114	3,483
Dividends payable	18,646	24,144
Deferred income	1,374	1,673
Total Liabilities	224,862	136,078
Commitments and Contingencies		
National Health Investors Stockholders' Equity:		
Common stock, $.01 par value; 40,000,000 shares authorized;		
27,830,311 and 27,751,208 shares issued and outstanding, respectively	278	278
Capital in excess of par value	467,600	465,678
Cumulative dividends in excess of net income	(34,806)	(29,652)
Accumulated other comprehensive income	6,375	7,181
Total National Health Investors Stockholders' Equity	439,447	443,485
Noncontrolling interest	10,964	—
Total Equity	450,411	443,485
Total Liabilities and Stockholders' Equity	$ 675,273	$ 579,563

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Three Months Ended September 30, 2012		Nine Months Ended September 30, 2012	
	2012	2011	**2012**	2011
Revenues:				
Rental income	$ **22,285**	$ 19,975	$ **64,905**	$ 59,868
Mortgage interest income	**1,879**	1,689	**5,428**	4,919
Investment income and other	**1,348**	1,107	**3,462**	3,499
	25,512	22,771	**73,795**	68,286
Expenses:				
Depreciation	**5,892**	2,930	**12,653**	8,729
Interest expense	**854**	1,781	**2,176**	2,628
Legal expense	**205**	119	**424**	448
Franchise, excise and other taxes	**271**	160	**626**	642
General and administrative	**1,639**	1,234	**6,018**	6,371
Loan and realty losses (recoveries)	**2,300**	(99)	**2,300**	(99)
	11,161	6,125	**24,197**	18,719
Income before unconsolidated entity, gains on sales of marketable securities, discontinued operations and noncontrolling interest	**14,351**	16,646	**49,598**	49,567
Income from unconsolidated entity	**—**	—	**—**	—
Gains on sales of marketable securities	**—**	1,090	**30**	9,899
Income from continuing operations	**14,351**	17,736	**49,628**	59,466
Discontinued operations				
Income from operations - discontinued	**—**	24	**—**	204
Gain on sales of real estate	**—**	1,048	**—**	3,348
Income from discontinued operations	**—**	1,072	**—**	3,552
Net income	**14,351**	18,808	**49,628**	63,018
Net income attributable to noncontrolling interest	**—**	—	**—**	—
Net income attributable to common stockholders	$ **14,351**	$ 18,808	$ **49,628**	$ 63,018
Weighted average common shares outstanding:				
Basic	**27,830,311**	27,729,560	**27,799,750**	27,711,474
Diluted	**27,862,582**	27,789,725	**27,828,879**	27,795,150
Earnings per common share:				
Basic:				
Income from continuing operations	$ **.52**	$ .64	$ **1.78**	$ 2.14
Discontinued operations	**—**	.04	**—**	.13
Net income per common share	$ **.52**	$ .68	$ **1.78**	$ 2.27
Diluted:				
Income from continuing operations	$ **.52**	$ .64	$ **1.78**	$ 2.14
Discontinued operations	**—**	.04	**—**	.13
Net income per common share	$ **.52**	$ .68	$ **1.78**	$ 2.27
Dividends declared per common share	$ **.67**	$ .615	$ **1.97**	$ 1.85

FUNDS FROM OPERATIONS (FFO)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2012		2011		**2012**		2011	
Net income	$	**14,351**	$	18,808	$	**49,628**	$	63,018
Elimination of certain non-cash items in net income:								
Real estate depreciation in continuing operations		**5,509**		2,709		**11,578**		8,096
Real estate depreciation in discontinued operations		**—**		6		**—**		39
Net gain on sale of real estate		**—**		(1,048)		**—**		(3,348)
Funds from operations	$	**19,860**	$	20,475	$	**61,206**	$	67,805
Gains on sales of marketable securities		**—**		(1,090)		**(30)**		(9,899)
Loan impairments (recoveries)		**2,300**		(99)		**2,300**		(99)
Change in fair value of interest rate swap agreement		**—**		1,188		**—**		922
Write-offs and expenses due to early lease termination		**—**		—		**297**		—
Non-cash write-off of straight-line rent receivable		**—**		—		**963**		—
Legal settlements		**275**		—		**365**		—
Other items		**(78)**		—		**17**		—
Normalized FFO	$	**22,357**	$	20,474	$	**65,118**	$	58,729
BASIC								
Weighted average common shares outstanding		**27,830,311**		27,729,560		**27,799,750**		27,711,474
FFO per common share	$	**.71**	$	.74	$	**2.20**	$	2.45
Normalized FFO per common share	$	**.80**	$	.74	$	**2.34**	$	2.12
DILUTED								
Weighted average common shares outstanding		**27,862,582**		27,789,725		**27,828,879**		27,795,150
FFO per common share	$	**.71**	$	.74	$	**2.20**	$	2.44
Normalized FFO per common share	$	**.80**	$	.74	$	**2.34**	$	2.11
Normalized FFO payout ratio:								
Dividends declared per common share	$	**.67**	$	.615	$	**1.97**	$	1.845
Normalized FFO per diluted common share	$	**.80**	$	.74	$	**2.34**	$	2.11
		83.8%		83.1%		**84.2%**		87.4%

FUNDS AVAILABLE FOR DISTRIBUTION (FAD)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2012		2011		**2012**		2011	
Net income	$	**14,351**	$	18,808	$	**49,628**	$	63,018
Elimination of certain non-cash items in net income:								
Depreciation in continuing operations		**5,892**		2,930		**12,653**		8,729
Depreciation in discontinued operations		**—**		6		**—**		39
Net gain on sale of real estate		**—**		(1,048)		**—**		(3,348)
Straight-line lease revenue, net		**(1,248)**		(907)		**(2,325)**		(2,762)
Non-cash stock based compensation		**244**		267		**1,924**		2,912
Funds available for distribution	$	**19,239**	$	20,056	$	**61,880**	$	68,588
Gains on sales of marketable securities		**—**		(1,090)		**(30)**		(9,899)
Loan impairments (recoveries)		**2,300**		(99)		**2,300**		(99)
Change in fair value of interest rate swap agreement		**—**		1,188		**—**		922
Write-offs and expenses due to early lease termination		**—**		—		**297**		—
Legal settlements		**275**		—		**365**		—
Other items		**(78)**		—		**17**		—
Normalized FAD	$	**21,736**	$	20,055	$	**64,829**	$	59,512
BASIC								
Weighted average common shares outstanding		**27,830,311**		27,729,560		**27,799,750**		27,711,474
FAD per common share	$	**.69**	$	.72	$	**2.23**	$	2.48
Normalized FAD per common share	$	**.78**	$	.72	$	**2.33**	$	2.15
DILUTED								
Weighted average common shares outstanding		**27,862,582**		27,789,725		**27,828,879**		27,795,150
FAD per common share	$	**.69**	$	.72	$	**2.22**	$	2.47
Normalized FAD per common share	$	**.78**	$	.72	$	**2.33**	$	2.14
Normalized FAD payout ratio:								
Dividends declared per common share	$	**.67**	$	.615	$	**1.97**	$	1.845
Normalized FAD per diluted common share	$	**.78**	$	.72	$	**2.33**	$	2.14
		85.9%		85.4%		**84.5%**		86.2%

EBITDA RECONCILIATION AND INTEREST COVERAGE RATIO
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	**2012**	2011
Net income	**$ 14,351**	$ 18,808	**$ 49,628**	$ 63,018
Interest expense[1]	**854**	593	**2,176**	1,706
Franchise, excise and other taxes	**271**	160	**626**	642
Depreciation	**5,892**	2,930	**12,653**	8,729
EBITDA	**$ 21,368**	$ 22,491	**$ 65,083**	$ 74,095
Interest expense	**$ 854**	$ 593	**$ 2,176**	$ 1,706
Interest Coverage Ratio	**25:1**	38:1	**30:1**	43:1

[1] excludes the change in fair value of an interest rate swap agreement in 2011

DEBT MATURITY SCHEDULE
(in thousands)

	2013	2014	2015	2016	Thereafter
Revolving credit facility	$ —	$ —	$ —	$ —	$ 55,000
Bank term loans - unsecured	—	—	—	—	120,000
Bank term loans - secured	19,250	—	—	—	—
TOTAL	$ 19,250	$ —	$ —	$ —	$ 175,000

PORTFOLIO

PORTFOLIO SUMMARY as of September 30, 2012

	Properties	Beds/Units/ Sq. Ft.	Investment (NBV)	YTD Revenue	% of segment
Leases					
Skilled Nursing[1]	61	8,384	$ 256,577,000	$ 46,010,000	70.9%
Assisted Living	34	1,419	157,272,000	10,118,000	15.6%
Senior Living Campus	6	945	60,841,000	3,530,000	5.4%
Hospitals	3	181	35,951,000	3,538,000	5.5%
Independent Living	3	273	3,634,000	903,000	1.4%
Medical Office Buildings	2	88,517	4,482,000	806,000	1.2%
Total Leases	**109**		**$ 518,757,000**	**$ 64,905,000**	**100.0%**
[1] Skilled Nursing					
NHC facilities*	38	5,274	$ 40,138,000	$ 26,681,000	41.1%
All other facilities	23	3,110	216,439,000	19,329,000	29.8%
	61	8,384	$ 256,577,000	$ 46,010,000	70.9%

* On October 17, 1991, the NHC facilities were transferred to NHI at their then current book value in a non-taxable exchange.

Mortgages and Other Notes Receivable					
Skilled Nursing	26	2,605	$ 54,804,000	$ 3,555,000	65.5%
Assisted Living	2	190	6,290,000	554,000	10.2%
Senior Living Campus	1	76	800,000	79,000	1.5%
Hospital	1	70	11,870,000	903,000	16.6%
Other Notes Receivable	—	—	5,561,000	337,000	6.2%
Total Mortgages	**30**	**2,941**	**$ 79,325,000**	**$ 5,428,000**	**100.0%**

GEOGRAPHIC DISTRIBUTION as of September 30, 2012

	SNF	ALF	SLC	HOSP	ILF	MOB	TOTAL	YTD Revenue
Texas	15	—	—	—	—	1	16	$ 13,777,000
Tennessee	20	3	—	1	2	—	26	13,674,000
Florida	10	5	2	—	—	1	18	12,554,000
South Carolina	4	1	—	—	—	—	5	4,996,000
Arizona	1	4	—	1	—	—	6	3,856,000
Kentucky	2	—	—	1	—	—	3	3,404,000
Missouri	8	—	—	—	1	—	9	2,280,000
Michigan	—	4	—	—	—	—	4	1,827,000
Georgia	5	1	—	—	—	—	6	1,757,000
Alabama	2	—	—	—	—	—	2	1,675,000
Virginia	7	—	—	—	—	—	7	1,583,000
California	—	—	1	1	—	—	2	1,401,000
Idaho	1	—	1	—	—	—	2	1,252,000
Louisiana	—	4	—	—	—	—	4	1,230,000
Minnesota	—	5	—	—	—	—	5	821,000
Iowa	—	2	—	—	—	—	2	533,000
Massachusetts	4	—	—	—	—	—	4	508,000
New Jersey	—	—	1	—	—	—	1	506,000
Kansas	5	2	—	—	—	—	7	463,000
Indiana	—	3	—	—	—	—	3	434,000
Washington				1			1	388,000
Illinois	—	1	—	—	—	—	1	387,000
New Hampshire	3	—	—	—	—	—	3	309,000
Pennsylvania	—	1	—	—	—	—	1	302,000
Oregon	—	—	1	—	—	—	1	79,000
Other	—	—	—	—	—	—	—	337,000
	87	36	7	4	3	2	139	$ 70,333,000



Number of Facilities

less than 2
2 - 4
5 - 9
10 - 14
more than 14

YTD Revenue

less than $250,000
$250,000 - $1,249,999
$1,250,000 - $2,749,999
$2,750,000 - $5,249,999
more than $5,249,999

LEASE RENEWAL YEARS AND MORTGAGE MATURITIES as of September 30, 2012

	2012	2013	2014	2015	2016 - 2019	2020 - 2023	Thereafter	TOTALS
Leases								
Skilled Nursing								
Annualized Revenue	$ 298,000	$ —	$ 6,444,000	$ —	$ 5,373,000	$ 36,624,000	$ 13,406,000	$ 62,145,000
Properties	1	—	6	—	6	39	9	61
Assisted Living								
Annualized Revenue	—	—	—	—	5,255,000	1,672,000	8,693,000	15,620,000
Properties	—	—	—	—	14	4	16	34
Senior Living Campus								
Annualized Revenue	—	675,000	—	—	2,135,000	1,372,000	525,000	4,707,000
Properties	—	1	—	—	2	1	2	6
Medical Office Buildings								
Annualized Revenue	—	410,000	—	—	664,000	—	—	1,074,000
Properties	—	1	—	—	1	—	—	2
Independent Living								
Annualized Revenue	—	—	—	—	—	1,204,000	—	1,204,000
Properties	—	—	—	—	—	3	—	3
Hospitals								
Annualized Revenue	—	—	—	—	—	2,858,000	4,339,000	7,197,000
Properties	—	—	—	—	—	1	2	3
Total Annualized Revenues	$ 298,000	$ 410,000	$ 6,444,000	$ —	$ 11,292,000	$ 42,358,000	$ 26,438,000	$ 91,947,000
Mortgages								
Skilled Nursing								
Annualized Revenue	$ 1,957,000	$ 335,000	$ 997,000	$ 142,000	$ —	$ —	$ 1,308,000	$ 4,739,000
Properties	10	1	8	1	—	—	6	26
Assisted Living								
Annualized Revenue	—	—	330,000	—	408,000	—	—	738,000
Properties	—	—	1	—	1	—	—	2
Senior Living Campus								
Annualized Revenue	—	—	106,000	—	—	—	—	106,000
Properties	—	—	1	—	—	—	—	1
Hospitals								
Annualized Revenue	—	—	—	1,205,000	—	—	—	1,205,000
Properties	—	—	—	1	—	—	—	1
Total Annualized Revenues	$ 1,957,000	$ 335,000	$ 1,327,000	$ 1,347,000	$ 408,000	$ —	$ 1,308,000	$ 6,788,000

DEFINITIONS

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

EBITDA

Earnings before interest, taxes, depreciation and amortization

Facility Types

ALF - Assisted living facility   HOSP - Hospital
ILF - Independent living facility   MOB - Medical office building
SNF -Skilled nursing facility

Funds available for distribution - FAD

FAD represents net earnings available to common stockholders, excluding the effects of asset dispositions and straight-line rent adjustments, plus depreciation, stock based compensation and changes in the fair value of our interest rate swap agreement, if any. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FAD, caution should be exercised when comparing our Company's FAD to that of other REITs. FAD in and of itself does not represent cash generated from operating activities in accordance with GAAP (FAD does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Funds from operations - FFO

FFO is an important supplemental measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FFO, caution should be exercised when comparing our Company's FFO to that of other REITs. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP (FFO does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Normalized FFO & Normalized FAD

Normalized FFO and Normalized FAD exclude from FFO and FAD, respectively, certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO and FAD for the current period to similar prior periods, and may include, but are not limited to, impairment of assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, recoveries of previous write-downs, and changes in the fair value of interest rate swap agreements for those agreements that do not qualify for hedge accounting.

Investment (NBV)

The term *Investment (NBV)* refers to the net carrying value of our real estate and mortgage investments.

Total Annual Return

The term *Total Annual Return* refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.